April 23, 2013

VIA EDGAR AND BY FEDERAL EXPRESS

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Greenbacker Renewable Energy Company LLC

Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1

Filed on April 23, 2013

File No. 333-178786-01

Dear Ms. Ransom, Ms. Brown and Ms. Kaufman:

On behalf of our client, Greenbacker Renewable Energy Company LLC, a Delaware limited liability company (the “Company”), we submit for filing Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-178786-01) (the “Registration Statement”). Pre-Effective Amendment No. 3 to the Registration Statement contains changes made in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 28, 2013 (the “March 28 Letter”), with respect to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments contained in the March 28 Letter. The responses are set out in the order in which the comments were set out in the March 28 Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Pre-Effective Amendment No. 3 to the Registration Statement, which was filed today by the Company via EDGAR, reflecting all changes made to Pre-Effective Amendment No. 2 to the Registration Statement. All page references in the responses below are to the pages of the marked copy of Pre-Effective Amendment No. 3 to the Registration Statement.

General

1.	We note your response to comment 3 in our letter dated January 10, 2013. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure should be included in your prospectus to demonstrate your status as a non-blank check company, including the assurance of the company’s intention not to enter into a merger or acquisition in the next 12 months. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 71 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview.”

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

Prospectus Cover Page

2.	Please revise to include among your risk factors, the following risks:

•

You are dependent on your advisor to conduct your operations and your advisor has no operating history and no experience managing a public company or maintaining an exemption from registration under the Investment Company Act;

•	You will pay substantial fees to your advisor and the dealer manager, which payments increase the risk that investors will not earn a profit; and

•	You may change your investment policies and strategies without prior notice or member approval.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus as requested. The Company respectfully advises the Staff that the risk factors appearing on the cover page of the prospectus already include the following risk: “Our board of directors may change our investment policies and strategies without prior notice or member approval, the effects of which may be adverse.”

3.	Please revise the tabular disclosure on your prospectus cover page to include the following or explain why such disclosure is not appropriate:

•	The maximum selling commissions on the Class C shares of 3% as disclosed on pages 55, 120 and 134.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes that the disclosure on the cover page of the prospectus complies with Item 501(b) of Regulation S-K. Instruction 3 to Item 501(b) of Regulation S-K provides in relevant part as follows:

“Where you offer securities for cash, the price to the public of the securities, the underwriter’s discounts and commissions, the net proceeds you receive, and any selling shareholder’s net proceeds. Show this information on both a per share or unit basis and for the total amount of the offering. If you make the offering on a minimum/maximum basis, show this information based on the total minimum and total maximum amount of the offering.”

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

The Company respectfully submits that the cover page of the prospectus discloses the maximum selling commissions on the Class C shares on a per share basis ($0.287 per Class C Share) in accordance with Item 501(b) of Regulation S-K. The Company further notes that is has revised the summary section of the prospectus on page 8 to include a table which discloses, among other items, the selling commissions, dealer manager fees, and distribution fees relating to the three classes of shares, on both a per share and percentage basis, as applicable. The Company has also disclosed on pages 50, 53, 57, 59, 63, 123, 137, F-9 and F-10 that the maximum selling commissions on the Class C Shares represents 3% of the purchase price per share.

•	The maximum dealer manager fees for the Class C shares and the Class I shares of 2.75% and 1.75%, respectively, as disclosed on pages 55, 120 and 134.

In response to the Staff’s comment, the Company respectfully submits that, for the reasons set forth above, the cover page of the prospectus complies with Item 501(b) of Regulation S-K. The Company further notes the revisions that have been made to the summary section of the prospectus.

•	The Class C distribution fees. Refer to Item 508(h) of Regulation S-K.

In response to the Staff’s comment, the Company has revised footnote 1 to the table included on the cover page of the prospectus to provide disclosure regarding the distribution fees relating to the Class C shares.

•	The per share price to the public and the per share proceeds before expenses for the distribution reinvestment plan shares.

In response to the Staff’s comment, the Company has revised the tabular disclosure as requested on the cover page.

•

The $500,000 consulting fee you paid to Strategic Capital, an affiliate of your dealer manager, in January 2013 as well as the additional $625,000 consulting fee payable to Strategic Capital upon completion of the offering. Refer to Item 508(h) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes it is not required to disclose the amount of the formation services fee (previously referred to as the consulting fee) on the cover of the prospectus. Item 508(h) of Regulation S-K sets forth the requirements for disclosure to be included in the Plan of Distribution section. To that end, the Company has revised the disclosure to describe the formation services fee in the Plan of Distribution section on page 58. Further, the Company notes that Item 501(b) of

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

Regulation S-K, which sets forth the requirements for disclosure on the front outside cover of the prospectus, only requires disclosure of “the price to the public of the securities, the underwriter’s discounts and commissions, the net proceeds you receive, and any selling shareholder’s net proceeds.”

4.	Please revise to provide the disclosure required by Item 501(b)(8)(iii) of Regulation S-K with respect to your escrow arrangements.

The disclosure relating to the Company’s escrow arrangements has been revised as requested on the cover page.

Prospectus Summary, page 1

5.	We note the revisions throughout your registration statement regarding the offering of three separate classes of shares. Given the complexity of the different fee structures, please revise your prospectus summary to include tabular disclosure setting forth the types of compensation, such as selling commissions, dealer manager fees, distribution fees, consulting fees and any other organizational and offering expenses, how such amounts are determined and the estimated amount of each related fee or expense.

In response to the Staff’s comment, the Company has revised the disclosure as requested in the prospectus summary on page 8.

Classes of Shares, page 7

Class A Shares, page 7

6.	We note your disclosure on page 47 that the selling commissions that are payable by other investors in the offering will be waived for purchases of Class A shares by your affiliates. Please revise your disclosure under this heading and the heading “Class A shares” on page 133 to include this disclosure.

In response to the Staff’s comment, the Company has included the disclosure as requested on pages 7 and 136.

Class C Shares, page 7

7.	You disclose under this heading and throughout your prospectus that, for the Class C shares, you will pay your “dealer manager on a monthly basis a distribution fee that accrues daily equal to 1/365th of 0.80% of the amount of the net asset value for the Class C shares for such day on a continuous basis from year to year.” Please revise to describe in more detail how this fee is calculated. Please also disclose how long you will continue to pay the distribution fee with respect to the Class C shares. Please revise elsewhere in your registration statement, as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 7, 59 and 137.

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

Questions and Answers About This Offering, page 46

What is the difference between the Class A, Class C and Class I shares being offered?, page 48

8.	With respect to the distribution fees payable on the Class C shares, please clarify the term “total underwriting compensation” in (ii) in this answer and revise to describe what is included in this amount.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 50.

Plan of Distribution, page 53

9.	We note your response to comment 9 in our letter dated January 10, 2013 and have the following additional comments:

•

Please advise why you believe a prospectus supplement would be sufficient to report a “material change in the method of calculating the Company’s net asset value, or if the Company materially changes its investment criteria or strategies.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 75 and 84 to clarify that it will disclose any material change in its valuation methodologies that would constitute a fundamental change in a registration statement amendment prior to its implementation.

•

Additionally, please confirm and disclose in your next amendment that, at a minimum, you will file a post-effective amendment, rather than a prospectus supplement, to disclose any change greater than 20% in the per share offering price of your shares.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 1, 49/50, 56 and 85.

•

In your response, you state that it is theoretically possible that an investor may not know the actual price the investor will pay when such investor submits its subscription agreement and, as a result, you have

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

included disclosure on pages 38 and 64 to disclose this possibility. Please explain to us how this is theoretically possible and provide us with a timeline demonstrating this and including the new valuation date, the date of disclosure of the new valuation, the date an investor submits a subscription agreement, the date you accept the subscription, the closing date, the date the investor is admitted as a member of the LLC, as well as the hypothetical prices before and after the new valuation date and the purchase price.

The Company advises the Staff that its process provides for a five business day period between the date on which the Company publishes its new net asset value and any adjusted offering price (the “New Price”) and the effective date of such New Price. The Company also advises the Staff that it expects to close on subscriptions (i.e., admit members of the Company) within five business days of its receipt of a completed subscription package in good order. Therefore, the Company expects that investor would receive the actual price that is in effect when the investor submits his or her subscription agreement. The Company also respectfully notes that this process of having a five business day waiting period for the effective date of a new offering price is identical to the process used by TriLinc Global Impact Fund LLC (CIK#: 0001550453) in its current continuous offering.

An illustrative timeline of the Company’s process is set forth below:

Day 24 of Month A (the first month following a fiscal quarter): Offering price is $10.00 per share.

Day 25: Company publishes new NAV and adjusted offering price of $9.95 per share.

Days 25 – 30: Company processes and closes on subscriptions received from investors who have had final prospectus for at least five business days; prospective investors receive offering price of $10.00 per share and are admitted as members of the Company.

Day 1 of Month B: Effective date of adjusted offering price; any investors whose subscriptions close on this day receive new offering price of $9.95 per share and are admitted as members of the Company.

The Company advises the Staff that, while unlikely to occur, an investor could receive a different offering price than the offering price that was effective on the day the investor submitted his or her subscription agreement if the subscription process was unduly hindered. For example, if a prospective investor submits its subscription agreement on Day 24 of Month A, which is prior to the date on which the New Price is published, and the Company is unable to process and close the subscription prior to Day 1 of Month B. The Company believes that this will be a highly infrequent occurrence that would be isolated to situations in which (i) the investor subscribes just before the publication of a New Price, and (ii) the investor’s subscription package is not received in good order or there is an unanticipated delay in the processing and closing of the subscription. The Company advises the Staff that because there will be a five business day period between the date on which the Company publishes a New Price and the effective date of such New Price, and the Company and its advisors believe that this five business day period is sufficient for processing subscriptions, an investor who subscribes to purchase shares prior to the date on which the Company publishes a New Price would be admitted as a member of the Company within such five day period (i.e., prior to the effective date of the New Price). Therefore, the investor would purchase shares at the same price that was disclosed and effective when the purchaser subscribed.

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

The Company also notes that investors must have received a final prospectus for at least five business days before subscribing. Therefore, if an investor were to receive a final prospectus on the same day the Company publishes a New Price, not only would such investor have the information regarding the New Price and the effective of date of such New Price, but such investor would also not be permitted to subscribe for shares until the effective date of the New Price (i.e., five days after receiving the final prospectus), thus assuring that such investor will receive the same price as the price effective at the time of such investor’s subscription and as disclosed in the prospectus received by the investor.

Finally, the Company clearly discloses in the prospectus under the caption “Determination of Net Asset Value—Net Asset Value Determinations in Connection with this Continuous Offering” that it will calculate and publish its net asset value, and any resulting adjustment to the offering prices, five business days prior to the end of the first month following each completed fiscal quarter, with such New Price to be effective five business days following such publication. Based on the Company’s detailed disclosure regarding its net asset value and determination of offering prices, as well as the disclosure under the caption “Risk Factors—Risks Related to This Offering and Our Shares—The offering prices will change on a quarterly basis and investors may not know the offering price at the time they submit their subscriptions,” investors are made fully aware that the offering prices may change on a regularly scheduled, quarterly basis, and investors will be able to consider this in their decision regarding the timing of their subscription.

For the reasons discussed above, the Company believes that in most, if not all, cases investors will receive the same price that was in effect on the date that they submitted their subscription. Furthermore, the Company has clearly disclosed in the prospectus that the offering price may change, when a change in the offering price will be disclosed and become effective, and that it is theoretically possible that investors may not know the offering price at the time they submit their subscriptions. Therefore, the Company believes that the five business day waiting period between the determination of the new offering price and the effective date of the new offering price is appropriate and reasonable and adequately disclosed.

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

•

We note your disclosure on page 49 that you “expect to close on subscriptions received and accepted by [you] on a daily basis once [you] have reached the minimum offering amount.” Please clarify, if true, that you will close on subscriptions the date you accept the subscription. Please also revise your disclosure to clarify, if true, that the date of admittance and the subscription closing date are the same or revise to tell us why these would be different.

The Company advises the Staff expects to close on subscriptions on, or within one business day, of its acceptance of the subscription. The Company has revised the disclosure on page 51 to reflect this timing. The Company has also revised the disclosure on pages 51 and 55 to clarify that the date of admittance and the subscription closing date are the same.

•

If known, please disclose when during each quarter you expect to publish any adjustments to the offering prices or, if you do not expect this to occur at the same time each quarter, please disclose this fact.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 49, 50, 56 and 85.

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

Overview, page 68

10.	We note your response to comment 18 in our letter dated January 10, 2013. We reissue the comment in part. Please elaborate on the risks and uncertainties associated with your ability to take advantage of the referenced tax incentives, including your assessment of the potential negative impact of changes to such tax incentives on your specific business.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 71.

Critical Accounting Policies and Use of Estimates, page 71

Investment Classification, page 72

11.	We reviewed your response to comment 19 in our letter dated January 10, 2013 and we are unconvinced that your financial statements should be prepared using the specialized accounting principles of ASC 946 applicable to investment companies. In this regard, we understand from your correspondence that the Company’s primary business activity involves investing cash, usually in the securities of other entities not under common management, for current income, appreciation, or both. We do not find this objective consistent with: a) your disclosure throughout the document that the Company will be primarily engaged in the business of acquiring, managing and financing renewable energy projects; or b) your disclosed intent to take majority stake positions in the companies in which you invest. Moreover, you did not address in your correspondence how you determined the Company meets the definition of an investment company, as defined in the master glossary of the Accounting Standards Codification. That definition provides that investment companies do not either: a) acquire or hold investments for strategic operating purposes; or b) obtain benefits (other than current income, capital appreciation, or both) from investees that are unavailable to non-investor entities that are not related parties to the investee. It is not clear to us how you meet these criteria. Unless you can provide more compelling evidence in support of your belief that you are within the scope of ASC 946, including specific examples of other similarly situated registrants who apply ASC 946, we are not in a position to accept your proposed financial statement presentation.

As noted in the Company’s previous response to comment 19 in the Staff’s January 10, 2013 letter, and for the reasons set forth below, the Company believes that its financial statements should be prepared using the specialized accounting principles under FASB Codification Topic 946, Financial Services – Investment Companies (ASC 946) (Investment Company accounting) because the Company

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

intends to operate in a manner that is consistent with the attributes necessary for an entity to use investment company accounting and report its investment assets at fair value. In addition, the Company believes that recognizing the Company’s assets at fair value on a recurring basis as required by ASC 946 will provide investors with useful information about the performance of the Company’s investments and provide a more appropriate basis of comparison to other entities with similar investment objectives (for example, business development companies (BDCs), which use Investment Company accounting).

The Company considered the existing guidance in the Scope and Scope Exception section of ASC 946 (section 946-10-15) in reaching the conclusion that the Company should follow the accounting and financial reporting guidance of ASC 946. In its previous correspondence to the Staff dated February 28, 2013, the Company provided information about its evaluation of the objectives and planned operations of the Company in relation to the four attributes listed in ASC 946-10-15-2. The Company notes that the Staff’s comments about the appropriateness of Investment Company accounting seem to relate to whether the Company’s planned investments and operations meet the “investment activity” attribute. The Company hopes to address the Staff’s specific concerns by focusing this response on the Company’s planned investment activities and operations, and to provide the Staff with information about the additional factors that it considered in reaching the conclusion that Investment Company accounting is required for the Company.

Investment objective

ASC 946-10-15-2 (a) lists the following attribute of an investment company –

Investment activity: The investment company’s primary business activity involves investing its assets, usually in securities of other entities not under common management, for current income, appreciation or both.

The Company’s primary objective is to generate attractive risk-adjusted returns for its shareholders, consisting of both current income and long-term capital appreciation, by acquiring and financing renewable energy, energy efficiency and sustainable development projects. The Company believes that the its objective is consistent with the Investment Activity attribute set forth above.

The Company intends to hold equity and other interests in entities that own renewable energy assets. The Company anticipates that the majority of these investees will own a single asset and the assets will have a well-defined purpose and revenue source. The Company believes that the operations of most investees will not be complex and likely lack many of the complex process and attributes of an operating business such as market distribution systems, sales force, back office infrastructure, or trade names (and other similar intangible assets). Additionally,

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

the Company anticipates that the investees will not have employees; rather, day-to-day operations will be provided by third-party managers or joint venture partners.

Although the Company anticipates owning majority interests in these entities, the Company’s strategy is to build a portfolio of equity and other interests in renewable energy entities and to not operate the assets of those entities for strategic operating purpose (refer to additional analysis of strategic operating purpose below). Although, with respect to certain assets, the Company may exercise approval rights over significant decisions impacting the assets, neither the Company nor its advisor will have direct day-to-day management responsibilities for the assets. Instead, day-to-day operating and maintenance will be contracted to third-party operators and, in certain situations, the operator may be affiliated with the original developer of the asset. Therefore, the Company believes that its investments will be similar in nature to those of “securities of other entities not under common management.”

The Company also notes that the attributes of a investment company do not preclude an entity from owning controlling financial interests in its investees. Additionally, the AICPA recently published Technical Question and Answer 9610.34, Application of the Notion of Value Maximization for Measuring Fair Value of Debt and Controlling Equity Positions, which acknowledges that investment companies (private equity funds or business development companies) may hold controlling interests in investee companies and apply Investment Company accounting. Accordingly, although the company is not a private equity fund or a business development company, the Company believes that the guidance published by the AICPA indicates that the fact that the Company may hold controlling interests in investee companies should not preclude the Company from applying Investment Company accounting.

Additionally, ASC 946-10-05-6 acknowledges that different types of investment companies will have different operating methods and it includes an example demonstrating that venture capital investment companies are more involved with their investees than other types of investment companies. In addition to providing equity and debt capital, venture capital investment companies often provide technical and management assistance to their investees. The Company believes that its planned operating methods, including the ability in certain situations to participate in an investee’s significant decisions, may be similar in some respects to a venture capital investment company’s involvement with its investees.

As indicated in the Staff’s comment, the Company has disclosed that it will be in the business of acquiring, managing, and financing renewable energy projects. In regards to the Company’s use of the term “managing”, the Company does not mean that it will manage the day-to-day operations of the investee or manage the

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

investee’s assets, but rather that it will “manage” its portfolio of equity and other interests in the entities that hold the renewable energy assets, which is consistent with the nature of an investment company. The Company will revise the prospectus to clarify that its objective is to acquire and finance renewable energy projects, and to manage its portfolio of assets to maximize the return to members.

Strategic Operating Purposes

In evaluating whether Investment Company accounting is appropriate for the Company, the Company considered the guidance in AICPA Statement of Position 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (SOP 07-1). Although this guidance has been indefinitely deferred and likely will never be implemented as originally drafted, the Company believes that the guidance from the SOP, particularly the guidance regarding investment activity, is useful in evaluating whether the Company’s planned investment activity would be consistent with Investment Company accounting due to the limited description of investment activity in the currently effective authoritative literature. In that regard, the Company notes that the Staff’s comment references the definition of an investment company from SOP 07-1 that is included as pending content in the glossary at ASC 946-10-20.

This investment company definition from SOP 07-1 states, in part, that “investment companies do not either: a) acquire or hold investments for strategic operating purposes;” or “b) obtain benefits (other than current income, capital appreciation, or both) from investees that are unavailable to non-investor entities that are not related parties to the investee.” SOP 07-1 provides implementation guidance to assist financial statement preparers in determining whether an entity is acquiring or holding investments for strategic operating purposes or for benefits that are unavailable to non-investors. This implementation guidance is included as pending content beginning at ASC 946-10-55-15. The Company considered this implementation guidance in its consideration of whether Investment Company accounting is appropriate for the Company.

In response to the Staff’s comment, the Company advises the Staff that it does not plan to acquire and own investments for strategic operating purposes. Investments are held for strategic operating purposes if the entity or its affiliates obtain or have the objective of obtaining benefits (other than benefits attributable to the ownership interest, such as dividends) as a result of investments in any investee, through relationships with the investee or its affiliates, that are unavailable to non-investor entities. The Company and its affiliates (including its advisor) do not plan to obtain benefits other than as an investor. The Company has reviewed the examples provided in ASC 946-10-55-16 and does not plan to enter into any arrangements, transactions, or joint ventures with any of the investees other than

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

the Company’s investment in the investee. For example, the Company is not a utility that had a renewable portfolio standard obligation, for which the development of a renewable power plant would have a strategic operating purpose, namely satisfying a regulatory requirement. Additionally, the Company does not plan on significantly integrating the operations of the acquired investments that might result in a benefit not available to another investor entity. The nature of the investments (wind, solar, hydro, etc.) and the diverse geographic locations of the planned investments will not be conducive to integrated operations.

Based on the guidance in SOP 07-1, the Company believes that the fact that the Company plans to acquire majority positions in investees does not change the conclusion that the Company is not investing for strategic operating purposes to obtain other than investor benefits.

Other SOP 07-1 Consideration

As mentioned previously, the Company considered the guidance in SOP 07-1 (to the extent the guidance in the SOP is not inconsistent with current authoritative literature) in its evaluation of whether Investment Company accounting is appropriate for the Company due to the limited guidance in the currently effective authoritative literature. SOP 07-1 is a qualitative-based approach under which a preparer considers all of the relevant factors and weighs those factors based on significance. Ultimately, the conclusion is based on the weight of all of the factors.

In Appendix A to this letter, the Company has included a number of the factors from SOP 07-1 that it believes are relevant to the Staff’s comments and that the Company considered in its evaluation of whether Investment Company accounting is appropriate. The Company believes that based on its evaluation of all of the factors including those set forth in Appendix A hereto, Investment Company accounting is appropriate under the provisions of SOP 07-1.

The Company also believes that the SOP 07-1 guidance included as pending content in ASC 946-10-55-22 and 23 provides additional relevant considerations. These paragraphs of SOP 07-1 provide guidance for real estate entities. Although the Company is not a real estate entity, the Company believes that its planned operations are similar in some respects to typical real estate operations and, therefore, analogy to this guidance is relevant as provided below.

The following attributes of real estate investment companies that make direct investments in real estate are listed as factors that would be indicators that Investment Company accounting is appropriate and that we believe are consistent with the Company’s planned operations and attributes.

•	Managed by professional investment advisors

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

•	Activities are limited to investment activities and managing investment in real estate properties

•	Typically few or no employees

•	Existence of passive investors seeking professional investment management expertise

•	Property management entities are hired to perform day-to-day management

•	Properties operate with little integration with other properties

The Company also notes that the guidance acknowledges that real estate investment companies may hold partial interests or entire interests in real estate properties (direct ownership of real estate is often held in single asset entities). Additionally, the ownership of controlling financial interests in real estate properties would not necessarily preclude the entity from meeting the definition of an investment company.

Accounting Standards Update of Topic 946

An exposure draft of a proposed Accounting Standards Update (ASU) for Topic 946 was issued by the Financial Accounting Standards Board for public comment on October 21, 2011 (Exposure Draft). A final ASU has not been issued.

As part of the consideration of whether the Investment Company accounting is appropriate, the Company also considered the provisions of the Exposure Draft. Based on this evaluation, the Company concluded that it would qualify for Investment Company accounting under the provisions of the Exposure Draft.

The Company has recently also reviewed the summary of FASB decisions since the publication of the Exposure Draft that are posted to the FASB web site and believes that the Company’s planned operations would qualify for use of investment company accounting under the revised proposals.

Conclusion

Based upon the analysis included above (and other SOP 07-1 factors discussed in Appendix A to this letter), Company believes that it meets all the current criteria in ASC 946–10-15-2 and the master glossary of the Accounting Standards Codification (as well as the deferred interpretative guidance in SOP 7-01) to qualify for Investment Company accounting.

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

Valuation of Investments, page 72

12.	We note your response to comment 20 in our letter dated January 10, 2013. We reissue this comment in part. Please expand your disclosure to describe how you will value each asset class you reasonably expect to hold.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 73-74.

Calculation of Net Asset Value, page 73

13.	Please revise your disclosure in the first sentence to reconcile it with disclosure throughout your prospectus stating that you will determine your net asset value on a quarterly basis commencing during the first full quarter after the minimum offering requirement is achieved.

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 75.

U.S. Federal Income Taxes, page 75

14.	We reviewed the revisions to your disclosures in response to comment 22 in our letter dated January 10, 2013. Please further revise your disclosures to clearly state whether you expect most or a significant portion of your investments to generate income that is considered “qualifying income” for purposes of the qualifying income exception, and if so, disclose the basis for this expectation. If you expect most of your investments to generate income that is not considered “qualifying income,” and thus you intend for most of your investments to be held through taxable corporate subsidiaries, please revise your disclosure to be more clear on this point and to prominently explain the limited benefit of being taxed as a partnership if most of your income is generated through taxable corporate subsidiaries. Please make conforming revisions to the income tax disclosures on pages 18, 43 and 146.

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 19, 45 and 148/149.

Liquidity And Capital Resources, page 78

15.	We note your response to comment 23 in our letter dated January 10, 2013. Please disclose the information you have provided in the first full paragraph of your response. With respect to the impact of tax equity financing on the marketability of your interests in renewable energy projects, please explain what factors might affect your ability to negotiate and obtain a partnership or lease arrangement in a potential tax equity financing.

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 80. In addition, the Company supplementary advises the Staff that the ability of the Company to negotiate the tax equity financing to include a partnership or lease agreement will depend upon several factors, including: current market conditions (both pricing as well as tax appetite among tax equity providers), the timeline for the project in question, the respective bargaining power of the parties involved and potential changes in tax laws or tax interpretations. In addition, new structures may be developed in the future which may be more favorable in the investment community and which may not confer the same characteristics of partnership or lease arrangements vis a vis transferability. However, lease and partnership arrangements currently are common structures used in financing infrastructure investments in general and renewable energy projects in particular, and the Company does not anticipate any changes which would impact its ability to enter into such transactions during the duration of the Company’s offering.

Certain Relationships and Related Party Transactions, page 128

16.	We note the new disclosure in the first paragraph regarding the consulting fees paid and payable to Strategic Capital. Please revise to describe these consulting fees in more detail, including the purpose of these fees and the nature of the consulting arrangements. Refer to Item 404(a) of Regulation S-K. Please also clarify the phrase “successful completion of the offering” and revise to disclose, if true, that the $625,000 consulting fee is payable once you reach the minimum offering requirement.

The Company respectfully clarifies that a portion of the formation services fees paid, and to be paid, to Strategic Capital, may be subject to reimbursement by the Company as part of its organizational and offering expenses. These formation services fees relate to the formation of the Company and therefore, as disclosed in numerous places, including pages 8, 50, 54, 58, 131, and Part II of the Registration Statement, may be reimbursed with other organization and offering expenses. The Company further notes that the total fee of $1,250,000, is payable upon various benchmarks, the latest of which will be upon notification from (i) the SEC, whether orally or in writing, that the SEC has no further comments to the Registration Statement and that the Company is permitted to request acceleration of effectiveness of the Registration Statement and (ii) receipt by the dealer manager of a “no objections” notice, whether written or oral, related to the Registration Statement and the Offering. The Company does not believe that the details of the payment thresholds are relevant, as they will be an obligation of Greenbacker Group, LLC as of the effectiveness of the Offering and as of the final prospectus.

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

Share Repurchase Program, page 160

17.	We note your response to comment 29 in our letter dated January 10, 2013, and your revised disclosure on page 161 stating that, after meeting the minimum offering requirement, you intend to seek exemptive relief from the Commission under the tender offer rules in connection with the proposed share repurchase program. Per our prior comment, please revise this disclosure to state that, after meeting the minimum offering requirement, you intend to seek assurance from the staff that it will not recommend enforcement action to the Commission under the tender offer rules if you repurchase shares in the manner described in your disclosure. The Commission has not historically granted exemptions in this context. We also note at this time that, under the proposed plan, you may repurchase up to 10% of the weighted average number of outstanding shares in any 12-month period. Please be aware that plans such as yours have traditionally been limited to 5% of the weighted average number of shares outstanding in any 12-month period.

In response to the Staff’s comment, the Company has revised the disclosure on page 164 to clarify that, upon meeting the minimum offering requirement, it intends to seek (1) assurance from the Staff that it will not recommend that the Commission take enforcement action under Rule 13e-4 and Regulation 14E, and (2) exemptive relief from the Commission from Rule 102(a) of Regulation M pursuant to the Commission’s authority provided by Rule 102(e) of Regulation M, if the Company repurchases shares in the manner described in the prospectus.

In addition, the Company notes that it has determined to limit its repurchase plan to 5% of the weighted average number of shares outstanding in any 12-month period and has revised the disclosure throughout the prospectus, as applicable, to reflect this.

If you have any questions or if we may be of any further assistance, please do not hesitate to contact me at (212) 878-8527.

Sincerely,

/s/ Jay L. Bernstein

Jay L. Bernstein

Enclosures

cc:	Robyn Manuel

David Sher, Greenbacker Renewable Energy Company LLC

Charles Wheeler, Greenbacker Renewable Energy Company LLC

Jacob A. Farquharson, Clifford Chance US LLP

APPENDIX A

Consideration of SOP 07-1

In the Company’s evaluation of whether investment company accounting is appropriate for the Company, guidance in AICPA Statement of Position No. 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (SOP 07-1) was considered. Although this guidance has been indefinitely deferred and likely will never be implemented as originally drafted, we believe that the guidance from the SOP (to the extent not inconsistent with current authoritative literature) is useful in evaluating whether the Company’s planned investment activity would be consistent with Investment Company accounting due to the limited description of investment activity in the currently effective authoritative literature.

The following is an analysis of selected implementation guidance included in SOP 07-1 that the Company believes is relevant to the matters that you raised in your comment letter:

SOP 07-1 Implementation Guidance (946-10-55- XX)	Greenbacker Renewable Energy Company LLC (“GREC”)	Positive (P), Negative (N), or Inconclusive (I)

7b. Level of ownership interests in investees. The level of ownership interests held in investees provides significant evidence about the business purpose of the entity. Significant levels of ownership interests in investees, particularly in circumstances in which the entity has controlling financial interests in investees, provide significant evidence that the entity is investing for strategic operating purposes. Conversely, relatively minor levels of ownership interests in investees may provide significant evidence that the

While GREC’s investments will almost always be controlling, the focus is on generating current income and capital gain for its investors and not investing for strategic operating purposes. A major focus of GRECs investing strategy is to invest in small to medium size projects. Thus, GREC current expectation is to hold numerous equity interests in entities whose fair value will range from $1 to $100 million. With an expected target capital raise of $1.5 billion, this will

(I)

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

entity is investing for current income, capital appreciation, or both, rather than for strategic operating purposes. In considering this factor, entities should consider the level of ownership interests in investees and the significance of those investees in relation to the total investment portfolio. In considering the level of ownership interests in investees and the significance of those investees in relation to the total investment portfolio, entities should consider the remaining amount of committed capital to be invested and the investment plans for those future capital contributions.

provide an extremely diversified portfolio of renewable energy investments both in terms of type (i.e. solar, wind, etc.) as well as geographical location. GREC believes that both the diversify and size of the investments are key indicators in concluding that GREC is not focused on building a company focused on strategic operating purposes but on building an investment portfolio of renewable energy assets.

7e. Involvement in the day-to-day management of investees, their affiliates, or other investment assets. Involvement in the day-to-day management of investees, their affiliates, or other investment assets by the entity or its affiliates provides evidence that the entity is investing for strategic operating purposes. The more extensive the involvement in the day-to-day management of investees, their affiliates, or other investment assets, the greater the evidence that the entity is investing for strategic operating purposes. For investment companies, such involvement sometimes is initiated to address a particular concern pertaining to a particular investee to maximize the value of the investment. In such circumstances, the period of involvement typically is limited to the period of time necessary to address the concern, rather than being open-ended or permanent. As the reasons for and extent of involvement in the day-to-day

While Greenbacker Capital Management, LLC (“GCM”), GREC’s advisor, and its personnel will conduct GREC’s day-to-day operations and activities, neither GREC nor GCM, is expected to have any direct day-to-day management responsibilities for any of the day-to-day operations and activities of GREC’s investments. Any ongoing maintenance of the assets in operating entities (i.e. cleaning of the solar panels, regular maintenance of the wind turbines, etc.) will be contracted to unrelated third parties. GREC, through GCM as adviser, will only become involved in the management of any assets in operating entities to the extent GREC owns a controlling interest in the operating entity and/or to

(P)

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

management of investees, their affiliates, or other investment assets go beyond that described in the preceding two sentences, the evidence that the entity is investing for strategic operating purposes becomes greater. Participation on the boards of directors of investees or their affiliates or provision of limited temporary assistance to management of investees or their affiliates is not necessarily inconsistent with the definition of an investment company. Assistance to investees or their affiliates is not considered temporary or occasional if it is provided on a continuous or repeated basis to multiple investees or their affiliates that represent a significant portion of the investment portfolio of the entity, or if the entity and its affiliates do not have plans to discontinue such assistance to each investee or investee affiliate.

the extent GREC is able to do so, in order to protect GREC’s investment in that asset. This involvement, if necessary, is expected to be of a short-term nature to rectify any business issues with an investment.

7f. Significant administrative or support services provided to investees or their affiliates. Investees or their affiliates sometimes use significant administrative or support services provided by the entity or its affiliates. Examples of such administrative or support services include legal advice, centralized cash management, or other administrative services that typically are provided by a parent to its subsidiaries or its operating divisions. In some circumstances, investees may be required to use such services; while in other circumstances investees have the option of using such services. Such involvement provides evidence that the entity is investing for strategic

Most, if not all, of the investees by GREC will not employ any personnel. All services necessary to maintain the operating assets / projects will be contracted to third parties. GCM as investment adviser (or another affiliate), may provide routine services such as basic bookkeeping, tax, cash management and routine legal services to maintain the value of the investment and to ensure the appropriate returns are generated and accounted for by GREC.

(I)

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

operating purposes. The greater the level of such administrative or support services, particularly on a required, continuous, or repeated basis to multiple investees or their affiliates, the greater the evidence that the entity is investing for strategic operating purposes.

7g. Financing guarantees or assets to serve as collateral provided by investees for borrowing arrangements of the entity or its affiliates. At the entity’s request, investees or their affiliates sometimes provide financing guarantees or assets to serve as collateral for borrowing arrangements of the entity or the entity’s affiliates. Such arrangements provide evidence that the entity is investing for strategic operating purposes. The more extensive such financing guarantees or assets serving as collateral, the greater the evidence that the entity is investing for strategic operating purposes. Arrangements in which the entity’s ownership interest in an investee serves as collateral for borrowing arrangements of the entity or the entity’s affiliates, however, are not inconsistent with the definition of an investment company. Also, arrangements in which the entity or its affiliates guarantee debt of an investee or its affiliates are not necessarily inconsistent with the definition of an investment company.

GREC plans to use leverage to increase potential returns to investors. Management currently contemplates to use both project-level and corporate-level financing. GREC’s investment process evaluates the use of leverage in determining targeted returns and is an important factor in the final determination of the appropriateness of an investment. It is currently not contemplated that investees or their affiliates would provide financing guarantees or assets to serve as collateral for any corporate-level financing (or cross-collateralization of other investees’ financing) beyond GREC’s ownership interests in those investees. Any project level debt is contemplated to be non-recourse asset/project financing that would not have recourse to GREC.

GREC leverage plans are consistent with its objectives of providing returns to investors and is not evidence of a strategic operating purpose.

(P)

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

7i. Compensation of management or employees of investees or their affiliates is dependent on the financial results of the entity or the entity’s affiliates. Compensation of management or employees of investees or their affiliates sometimes is dependent on the financial results of the entity or the entity’s affiliates. An example of compensation of management or employees of investees or their affiliates being dependent on the financial results of the entity is the granting of options to acquire stock in the entity or its affiliates to management or employees of an investee or its affiliates. Such compensation arrangements provide evidence that the entity is investing for strategic operating purposes. The more extensive such compensation arrangements, the greater the evidence that the entity is investing for strategic operating purposes.

GREC will not have any employees. All management and day-to-day investment operations of GREC will be conducted by GCM pursuant to an advisory agreement. GREC will compensate GCM in a manner that is consistent with an investment advisor, including a base management fee, which is not tied to GREC’s performance, as well as incentive distributions that affiliates of GCM may be entitled to receive, which are based on GREC investment performance including the fair value of the investments.

GREC currently believes that most investees will not have employees and the day-to-day operations of the investee will be provided by unaffiliated service providers. In the event that GREC acquires an investment in an investee that has employees, any compensation payable to those employees would not be paid directly by GREC and would not be based on the financial results of GREC. For example, GREC does not plan on issuing stock-based compensation to any employees of investees.

(P)

7j. Directing the integration of operations of investees or their affiliates or the establishment of business relationships between investees or their affiliates. The entity or its affiliates sometimes direct the integration of operations of investees or their affiliates or the

Integration of investee operations is not part of the business objectives or plans of GREC.	(P)

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

establishment of business relationships between investees or their affiliates. Such relationships may include joint ventures or other arrangements between investees, significant purchases or sales of assets or other transactions between investees, investees’ participation with other investees in administrative arrangements, investees providing financing to other investees, or investees providing guarantees or collateral for borrowing arrangements of other investees. Directing the integration of operations of investees or their affiliates or establishing business relationships between investees or their affiliates provides evidence that the entity is investing for strategic operating purposes. The more extensive the direction of the integration of operations or establishment of business relationships, the greater the evidence that the entity is investing for strategic operating purposes.

12. Evidence about the entity’s express business purpose may include the manner in which the entity presents itself to other parties (including potential investors, if any, and potential investees). For example, an entity that presents itself as a private equity investor with the objective of investing for capital appreciation has an express business purpose that is consistent with the business purpose of an investment company. Alternatively, an entity

GRECs business objective is to generate attractive risk-adjusted returns for its investors, consisting of both current income and long-term capital appreciation. GRECs Registration Statement specifically describes GREC’s proposed business strategies and investment objections, as well as its intention to operate its business in a manner that will permit it to maintain its exemption from registration under theInvestment Company Act of 1940, while also preparing its financial statements in accordance with ASC Topic 946, as it believes investment company accounting	(P)

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

that presents itself as an investor whose objective is to invest for strategic operating purposes has an express business purpose that is inconsistent with the business purpose of an investment company. Other evidence about the entity’s express business purpose may include a prior history of purchasing and selling investments, the entity’s offering memorandum, publications distributed by the entity, and other corporate or partnership documents that indicate the investment objectives of the entity. Entities that have express business purposes other than investing for current income, capital appreciation, or both do not meet the definition of an investment company.

will make its financial statements more useful to investors and other financial statement users since it will allow a more appropriate basis of comparison to other entities with similar investment objectives.

13-14. The entity should have no substantive activities other than its investment activities and have no significant assets or liabilities other than those related to its investment activities, subject to the exceptions in the following paragraph. Entities that have substantive activities other than investment activities or have significant assets or liabilities unrelated to investment activities (except as noted in that paragraph) do not meet the definition of an investment company.

Undertaking the following activities and having the following assets or liabilities

The Company’s business plan only contemplates investment activities and no other substantive activities other than acquiring investments and managing its portfolio of assets to maximize current income and long-term appreciation of those investments.

(P)

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

does not lead to the conclusion that the business purpose and activity of the entity is other than investing for current income, capital appreciation, or both:

a Operating activities related to services provided to investment companies, as discussed in paragraphs 946-323-45-2 and 946-810-45-3.

b Investment companies sometimes make investments in securities that are collateralized by noninvestment assets. If the investment company takes control of the collateral as a result of defaults related to the investments, holding such assets (and related liabilities) on a temporary basis does not affect the status of the entity as an investment company, provided that the entity did not acquire those investments with the intention of taking control of the collateral.

15-18. This guidance discusses evidence that an entity is investing for strategic operating purposes. Entities that hold investments for strategic operating purposes as demonstrated by relationships with investees or their affiliates, such as those described in this guidance, do not meet the definition of an investment company.

Investments are held for strategic operating purposes if the entity or its affiliates obtain or have the objective of obtaining benefits (other than benefits attributable to the ownership

GREC’s business plans do not contemplate investing for strategic operations purposes other than for current income and capital appreciation. No affiliates are planned to have a strategic relationship with the investees.	(P)

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

interest, such as dividends) as a result of investments in any investee, through relationships with the investee or its affiliates, that are unavailable to noninvestor entities that are not related parties to the investee. (Consider the examples in this paragraphs of the SOP)

The following paragraph addresses transactions that meet both of the following conditions:

a       They do not represent a significant portion of the investee’s business activities and are between the investee or its affiliates and the entity or its affiliates.

b       They involve products or services of the investee or its affiliates that are available to entities or customers that are not related parties to the investee on similar terms.

Transactions that meet both of the conditions in the preceding paragraph do not violate the condition in paragraph 946-10-55-16(e) if the transactions occur at a price that meets both of the following conditions:

a       The price is one that would occur in an orderly transaction between market participants at the measurement date.

b       The price is objectively verifiable by similar transactions between the following two parties:

1       The investee or its affiliates and entities that are not related parties to the investee

2       The investor or its affiliates and entities that are not investees or affiliates of the investor or investees.

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

19. In determining whether an entity has investment plans that include exit strategies and, by that, meets one of the basic requirements in the definition of an investment company.

GREC expects that to hold its investments for the long term, but GCM may also seek to dispose of an investment if GCM’s investment team recommends, and GREC’s board of directors agrees, that a sale of an investment is in GREC’s best interest. GREC believes that its investments will generally have business models and cash flows that afford potentially attractive exit options. GREC will enter into investments with specific strategies for exit, which may include acquisition by other industry participants. Management currently does not contemplate any exit strategies in which groups of assets would be sold to affiliates of GCM.

GREC intends to explore a potential liquidity event for members between five and seven years following the completion of GREC’s offering stage. A liquidity event could include (1) the sale of all or substantially all of GREC’s

(P)

Mara L. Ransom

Catherine Brown

Jacqueline Kaufman

United States Securities and Exchange Commission

assets either on a portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by GREC’s board of directors in which GREC’s members will receive cash or shares of a publicly traded company.